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Milan

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	David Irving

Sharon Blume

John Stickel

Susan Block

Re:	Anthemis Digital Acquisitions I Corp

Draft Registration Statement on Form S-1

Submitted April 6, 2021

CIK No. 0001853928

Ladies and Gentlemen:

On behalf of our client, Anthemis Digital Acquisitions I Corp (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 3, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on April 6, 2021 (the “Draft Registration Statement”).

Concurrently with this letter, the Company has submitted an amended Draft Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

September 8, 2021

Draft Registration Statement Form S-1 submitted April 6, 2021

Our Acquisition Process, page 10

1.

Consistent with your disclosure on page 76, please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Amendment.

Related Party Transactions, page 94

2.

We note the disclosure here that the number of founder shares issued was determined based on the expectation that such founder shares would represent 22.33% of the outstanding shares upon completion of this offering, and that if the size of the offering increases or decreases, the voting power will be adjusted to equal 20% of all the voting power of the ordinary shares at the completion of the offering. However, we note the disclosure at page 19, under “Founder shares,” indicating that if the size of the offering is adjusted, that the voting power of the founder shares will be adjusted to equal 22.33% of the voting power of all ordinary shares issued and outstanding upon completion of the offering. Please revise for consistency throughout the filing to explain any adjustment regarding the founder shares and the voting power those shares will represent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 and 158 of the Amendment.

Signatures, page II-5

3.

Please revise the second half of your signature page to include the signature of your principal accounting officer, when you file your Form S-1. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the second half of the signature page on page II-5 of the Amendment.

*     *     *     *

September 8, 2021

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (713) 546-5400. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc:	Amy Nauiokas, Anthemis Digital Acquisitions I Corp

Mei Lim, Anthemis Digital Acquisitions I Corp

Briana van Strijp, Anthemis Digital Acquisitions I Corp

Marc D. Jaffe, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP

Elliott M. Smith, White & Case LLP

Jessica Y. Chen, White & Case LLP